Exhibit 23.2

Independent Auditors’ Consent

The Board of Directors

Digital Realty Trust, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Digital Realty Trust, Inc. of our report dated April 19, 2007 on the statement of revenue and certain expenses of 2001 Sixth Avenue (the Property) for the year ended December 31, 2005, which report appears in the current report on Form 8-K dated April 25, 2007 of Digital Realty Trust, Inc. Our report refers to the fact that the statement of revenue and certain expenses was prepared for the purpose of complying with the rules and regulations of the U.S. Securities and Exchange Commission and is not intended to be a complete presentation of the Property’s revenue and expenses.

/s/ KPMG LLP

San Francisco, California

November 29, 2007